EXHIBIT 19.3

Republic Services Share Repurchase Policy

Purpose

This policy sets guidelines for Republic Services, Inc. (the “Company”) to follow when repurchasing shares of the Company’s common stock or other publicly listed Company securities (“Republic Securities”). The United States tax and securities laws, as well as the tax and securities laws of the various countries where the Company has subsidiaries, may place significant restrictions on dealing of any kind in Republic Securities.

Restriction

In general, the Company and any employee acting on behalf of the Company are not allowed to deal in Republic Securities. Exceptions to this restriction include (i) transactions in Republic Securities by, and for the benefit of, Company employees who are subject to the Company’s Insider Trading Policy, (ii) any Company share repurchase program authorized by the Company’s Board of Directors (the “Board”) and managed and executed by (or under the direction of) Company management pursuant to the Board’s authority, (iii) any debt repurchase or tender offer program authorized by the Board and managed and executed by (or under the direction of) Company management pursuant to the Board’s authority, (iv) certain Company employee benefit or stock plans approved by the Board that involve the issuance, sale, purchase, cancellation or other transactions in Republic Securities by the Company, and (v) any other transaction, program or activity involving the Company transacting in Republic Securities that is specifically authorized by the Board.

Share Repurchase Programs

The Company may choose to repurchase shares of Company common stock as part of a publicly announced share repurchase program authorized by the Company’s Board, including through the use of plans designed to comply with Rules 10b5-1 and 10b-18 of the Securities Exchange Act of 1934, as amended. Any such share repurchase program may be extended, suspended or discontinued at any time.

On a quarterly basis, an update of share repurchase activity is provided to the Board and the Finance Committee of the Board. If there are any material updates to the program, those updates are disclosed publicly. The timing, magnitude and volume of individual share repurchase contracts under the program during the fiscal year, as well as the brokers utilized to execute share repurchase contracts, are at the discretion of management and must be in compliance with all applicable securities laws. To the extent possible and subject to the next sentence, repurchase contracts or cancellation of existing contracts, if applicable, must be entered into or cancelled, as applicable, during an open trading window under the Company’s Insider Trading Policy. In all cases, the Chief Legal Officer and the Chief Financial Officer or their respective designee must confirm that the Company is not in possession of material non-public information prior to entering into a new contract or cancelling an existing contract. Company employees with direct responsibility for managing any share repurchase program will provide the Company’s Legal Department with any share purchase data necessary for the Company’s securities filings.

(Dated: February 11, 2025)
2